

March 22, 2011

Via Facsimile
Mr. James F. Groelinger
Chief Executive Officer
Heartland Bridge Capital, Inc.
1 International Boulevard, Suite 400
Mahwah, NJ 07495

> **Re:** **Heartland Bridge Capital, Inc.**
> **Form 8-K filed March 18, 2011**
> **File No. 000-54012**

Dear Mr. Groelinger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed March 18, 2011

Item 4.01 Changes in Registrant's Certifying Accountant

1. We note that your disclosure regarding the engagement of Marcum LLP does not refer to consultations with the newly engaged accountant regarding any reportable events as defined in Item 304(a)(1)(v) of Regulation S-K. Please revise your Form 8-K to include the disclosure described in Item 304(a)(2)(ii) of Regulation S-K.

2. In your amended Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

3.   Please amend your Form 8-K to disclose the date on which you were notified by your prior auditor, Chang G. Park, CPA, that their firm did not review, and was not requested to review, the financial statements in your Forms 10-Q for the periods ended June 30, 2010 and September 30, 2010. See the disclosure requirement pursuant to Item 4.02(b)(1) of Form 8-K.

4.   In your amended Form 8-K, please disclose a statement as to whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to this Item 4.02(b). See the disclosure requirement pursuant to Item 4.02(b)(4) of Form 8-K.

5.   Please file as exhibits to your amended Form 8-K, the letters from your former and current independent accountants, stating whether they agree with the statements made by you in response to this Item 4.02 and, if not, stating the respects in which they do not agree. In this regard, your disclosures suggest these letters will only be filed if either of the independent accountants does not agree with the statements in the Form 8-K. Please note your Item 4.02 Form 8-K is incomplete without such letters. See Item 4.02(c)(2) and (3) of Form 8-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments related to Item 4.01. You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments related to Item 4.02. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief